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                                                             Exhibit 20

H. William Lichtenberger                                   Praxair, Inc.
Chairman and                                       19 Old Ridgebury Road
Chief Executive Officer                           Danbury, CT 06810-5113
                                                      Tel (203) 837-2554
                                                      Fax (203) 837-2518


                              [PRAXAIR LETTERHEAD]


                                            October 27, 1995


Mr. John E. Jones
Chairman, President and Chief
Executive Officer
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL 60522-7001


Dear John:

     As you know, over the past six months you and I have had several discussions regarding a possible transaction to effect a merger of our respective companies. Based on our conversations, I think we both realize that significant benefits could be realized by both our companies from such a transaction. Therefore, I was greatly disappointed when you told me on October 20 that you had decided not to continue our discussions.

     As I told you during that telephone conversation, in recent weeks we at Praxair have continued to carefully study the dynamics and potential advantages of a business combination of Praxair and CBI. As a result, we now feel even more strongly that such a business combination would result in significant strategic benefits for both our companies and our respective shareholders. In light of your current position which you communicated to me on October 20, and given what we continue to view as the compelling rationale for a business combination, we have decided that the best way to proceed is for Praxair to submit a specific proposal to your Board of Directors for its formal consideration.

     Accordingly, on behalf of the Board of Directors of Praxair, I am pleased to propose herewith the merger of Praxair and CBI pursuant to which your shareholders would receive $32.00 for each share of CBI common stock, which we would propose to pay in either cash or Praxair common stock. Our proposal to effect a merger of Praxair and CBI is subject to the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and closing conditions.

     I hope that you will recognize the powerful business logic behind our proposal and that you will promptly submit it to your Board of Directors for its consideration with a favorable recommendation from you. It is our hope that, after appropriate consideration by your Board of Directors, your Board will authorize proceeding with the negotiation of the definitive merger agreement on the terms we have proposed.

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Mr. John E. Jones
CBI Industries, Inc.
Page two


     The price per share in our merger proposal is based on our present knowledge of CBI, which is limited to public information. It is our view that the price we are proposing would be both fair and highly attractive to your shareholders. Our proposal offers your shareholders a significant premium over the current market value of CBI.

     The transaction we propose represents a clearly attractive opportunity for Praxair to combine the leading industrial gases supplier in North and South America and the premier world supplier of carbon dioxide. The combined enterprise will be strongly positioned to maximize our marketing, engineering and technological skills as it expands its operations further into major global markets. It will also be able to develop significant new applications for a wide range of products and advanced technologies to enable our customers to improve their productivity, product quality and environmental performance. Together, Praxair's and CBI's business portfolios and synergies will provide the enterprise with considerable opportunities to support strong future sales and earnings growth.

     We are prepared to move promptly in connection with our proposal. We would be happy to meet with you and other members of your Board of Directors and senior management as soon as practicable to discuss our proposal in detail and to answer any questions you or they may have. We realize that your Board of Directors will want to carefully consider our proposal, but we do ask that the Board respond to us as soon as possible, and in any event by noon, on November 1, 1995.

     While we would very much prefer that a business combination of our companies be effected pursuant to the negotiation of a merger on the terms we have proposed, you and your Board should appreciate that if your Board rejects our proposal to negotiate a merger, we reserve the right to propose directly to the shareholders of CBI a cash offer for CBI by Praxair.

     We look forward to hearing the response of your Board of Directors after it has reviewed our merger proposal.


                                            Sincerely,



                                            /s/ Bill
                                            H.W. Lichtenberger


HWL/asr